MADISON GROUP VI, INC.
                     444 MADISON AVENUE, SUITE 2904
                           NEW YORK, NY 10022


October 16, 2003

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Madison Group VI, Inc.
	Request to Withdraw Registration Statement on Form SB-2
	SEC File Number 333-109223

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the
"Act") Madison Group VI, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2 which was originally filed with the Commission on September 29, 2003
(File No. 333-109223), along with any exhibits, (the "Registration Statement").

The Company requests that such consent be granted on the grounds that the Company is not currently eligible to use Form SB-2 for the purpose of registering the sale of its shares.

The Company confirms that the Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration
Statement be issued by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (212) 750-7878, Extension 203.

Sincerely,
MADISON GROUP VI, INC.

By: /s/ Robert Gordon
    Robert Gordon
    President


cc: Yvonne Rebatta, Esq.